UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number: 001-32410

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Celanese Americas Retirement Savings Plan
222 West Las Colinas Blvd., Suite 900N
Irving, TX 75039

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Celanese Corporation
222 West Las Colinas Blvd., Suite 900N
Irving, TX 75039

CELANESE AMERICAS RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012	5

Notes to Financial Statements	6

Supplemental Schedule*

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2013	15

Signatures	18

Index to Exhibits	19
______________________________

*
Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Plan Administrator and the Investment Committee of the
Celanese Americas Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Dallas, Texas
June 27, 2014

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2013	2012
	(In $ thousands)
ASSETS
Investments
At fair value	573,962	537,563
Wrapper contracts	—	60
Total investments	573,962	537,623
Receivables
Contributions - employer (net of forfeitures: 2013 - $0, 2012 - $0)	—	—
Contributions - Participants	—	—
Rollover contributions	—	33
Securities sold	—	88
Notes receivable from Participants	8,603	7,490
Accrued interest and dividends	119	529
Total receivables	8,722	8,140
Cash and cash equivalents	—	137
Total assets	582,684	545,900
LIABILITIES
Administrative expenses payable	735	619
Total liabilities	735	619
Net assets available for benefits, at fair value	581,949	545,281

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 3)	—	(2,837)
Net assets available for benefits	581,949	542,444

See the accompanying notes to the financial statements.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2013	2012
	(In $ thousands)
Investment income
Net appreciation (depreciation) of investments (Note 3)	70,495	44,784
Interest, investments at fair value	1,003	3,309
Dividends	2,140	2,829
Other	120	154
Total investment income (loss)	73,758	51,076
Interest, notes receivable from Participants	336	311
Contributions
Employer, net of forfeitures - 2013: $17; 2012: $90	10,056	9,316
Participants	18,627	17,650
Rollovers	1,571	1,557
Total contributions	30,254	28,523
Administrative expenses	(1,720)	(1,295)
Withdrawals and distributions	(63,131)	(54,049)
Net transfers to other plans	8	12
Net increase (decrease)	39,505	24,578
Net assets available for benefits
Beginning of year	542,444	517,866
End of year	581,949	542,444

See the accompanying notes to the financial statements.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The Celanese Americas Retirement Savings Plan (the "Plan") is a participant-directed, defined contribution plan sponsored by Celanese Americas LLC (the "Company"), an indirect, wholly owned subsidiary of Celanese Corporation. The Plan covers certain employees of the Company and its participating affiliates ("Participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants in the Plan should refer to the Plan document for more complete details of the Plan's provisions.
Under resolutions passed by the Company's Board of Managers, the Benefits Committee and Investment Committee have been assigned governance for the guidance, control and administration of the Plan assets. Each committee and its members is a named fiduciary of the Plan in accordance with Section 402(a) of ERISA.
The Investment Committee is responsible for the guidance, control and administration of the Plan assets. These responsibilities include, but are not limited to, the following:

•	The adoption of an investment policy statement;

•	The selection and monitoring of the Plan's third party service providers such as trustee/custodial bank, investment managers and consultants;

•	The routine review and evaluation of each of the Plan's investment options relative to investment guidelines, performance benchmarks and other relevant criteria; and

•	The routine review and control of Plan investment costs.
The Benefits Committee is responsible for the administration and operations of the Plan. These responsibilities include, but are not limited to, the following:

•	The determination of eligibility for participation or benefits and to construe the terms of the Plan;

•	To enact rules and regulations to carry out the provisions of the Plan;

•	The evaluation of the Plan's administrative procedures; and

•	To decide Plan claims or appeals.
Under the authority of the Company's Board of Managers, either committee may delegate any part of its authority to one or more individuals. The delegation or sub-delegation to other individuals does not relieve either committee of its fiduciary responsibility with respect to the Plan. Each committee meets at least four times a year to report on the Plan's investment performance and other matters relevant to the Plan.
The Plan uses third party providers to administer the Plan and its assets. These services include, but are not limited to, the following:

•	Trustee - a requirement under ERISA that Plan assets be held separate with a trustee institution, typically a bank. The trustee has certain defined responsibilities under ERISA.

•
Investment management - as a matter of policy, the Plan has elected to employ external investment advisors to manage all of the Plan's assets. Varying investment options with different risk and reward characteristics are included in the Plan.

•	Record keeping - each Participant account balance must be accurately maintained.

•	Education and communication - a program of reports and educational materials designed for the Participants.

•	Performance measurement - performance of each investment manager, including performance versus relevant benchmarks, individual portfolio characteristics and risk analytics.

•
Consultants - the Plan may use consultants on a full-time retainer basis or on a project basis to provide a variety of specialized services, including plan design, investment manager searches and investment manager monitoring.

The Investment Committee, Benefits Committee or any third party provider shall discharge their respective responsibilities with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use. These actions are to be consistent with Plan provisions and investment policies, objectives and guidelines.
Eligibility
Employees are eligible to participate in the Plan as soon as administratively practicable following their date of hire. Prior to January 1, 2014, participants were automatically enrolled in the Plan at a before-tax contribution rate of 3% unless the Participant chose to opt out of the Plan. Effective for Plan years beginning on or after January 1, 2014, Participants will be automatically enrolled in the Plan at a before-tax contribution rate of 6% unless the Participant chooses to opt out of the Plan. After automatic enrollment, Participant contributions will be invested in one of the Plan's default target-date retirement portfolio funds based on the Participant's date of birth and an assumed retirement age of 65, unless the Participant selects other investment fund options.
Participant Contributions
Participants may contribute from 2% to 80% of their eligible compensation, as defined in the Plan document and subject to certain Internal Revenue Code ("IRC") limitations, through payroll deductions. Participants may designate contributions as either "before-tax", "after-tax" or a combination of both. Participants' before-tax contributions and Company contributions are deferred compensation pursuant to Section 401(k) of the IRC.
Company Contributions
Under the provisions of the Plan document, the Company matches Participant contributions of each individual Participant's eligible compensation. Effective for Plan years beginning on or after January 1, 2014, the Company amended the Plan to increase the Company match from 5% to 6% of each individual Participant's eligible compensation. Under the provisions of the amended Plan, the Company will also provide Participants with an annual retirement contribution of 5% of each individual Participant's eligible compensation. Unlike the Company's matching contribution, employees are eligible for an annual retirement contribution regardless of whether the employee contributes to the Plan.
Active participants of the Final Average Pay or the Enoree Hourly Plan of the Celanese Americas Retirement Pension Plan as of December 31, 2013 are also eligible for an additional retirement contribution for the 2014, 2015 and 2016 Plan years. The additional retirement contribution will be equal to 4% of the individual Participant's eligible compensation if the Participant has less than 10 years of service, 6% of the individual Participant's eligible compensation if the Participant has more than 10 years but less than 20 years of service and 8% of the individual Participant's eligible compensation if the Participant has more than 20 years of service.
Effective June 1, 2014, active participants of the Cash Balance Plan (hired on or after January 1, 2001) represented by Mid-Atlantic Regional Joint Board Locals 1995 and 2024 in the bargaining unit at the Company's Narrows, Virginia facility will be allowed to participate in the Plan and will be eligible for the annual retirement contribution. Effective January 1, 2015, active participants of the Flat Rate Plan represented by Mid-Atlantic Regional Joint Board Locals 1995 and 2024 in the bargaining unit at the Company's Narrows, Virginia facility will be allowed to participate in the Plan and will be eligible for the annual retirement contribution.
To be eligible for both the annual retirement contribution and the additional retirement contribution, Participants must be employed on December 31 of the preceding year (or have died during that year). The annual retirement contribution and the additional retirement contribution will be made by the Company during the year following the year in which it is earned.
Vesting
All Participant contributions, including any investment income, appreciation or depreciation, are fully vested at all times. Company match contributions to active Participants, including any investment income, appreciation or depreciation, are also vested at all times. Prior to January 1, 2008, Participants vested in employer match contributions after completing three years of vesting service. Participants hired before January 1, 2008 with unvested Company match contributions, and not actively employed on January 1, 2008, retain employer match contributions in their account and forfeit unvested Company match contributions upon request for distribution.
Active Participants will vest in the annual retirement contribution and the additional annual retirement contribution, as applicable, including any investment income, appreciation or depreciation, after completing three years of vesting service beginning with date of hire.
Forfeitures
Forfeitures are limited to unvested company match contributions, including any investment appreciation or depreciation, retained by Participants hired before January 1, 2008 and not actively employed on January 1, 2008. Forfeited Company contributions of $5,411 and $8,352 as of December 31, 2013 and 2012, respectively, were available for reducing future employer contributions or to restore prior forfeitures under certain conditions.
Distributions and Withdrawals
A Participant's entire vested account balance is eligible for distribution upon termination of employment, retirement, disability or death. Participants who suffer a financial hardship, as defined in the Plan document, may withdraw all or part of their vested account balance before tax contributions subject to certain provisions, as described in the Plan document. Company contributions to the Plan made after January 1, 2012 shall not be payable on withdrawals made before the Participant reaches the age of 59 1/2. Distributions and withdrawals under the Plan are made in cash in the form of a lump sum. Payments are made as soon as administratively practicable within the provisions of the Plan. The Plan allows for in-service withdrawals of vested contributions under certain circumstances, as defined in the Plan document.
Participant Accounts
Each Participant's account is credited with the Participant's contributions, the appropriate amount of Company contributions and an allocation of the Plan's earnings or losses and the investment management fees in accordance with the allocation provisions contained in the Plan document. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account balance.
Notes Receivable from Participants
Active Participants with a vested account balance of at least $2,000, may borrow up to the lesser of 50% of the vested account balance or $50,000, less the highest outstanding loan balance in the previous 12 months. The minimum loan available is $1,000 and shall not exceed $50,000. Loans are generally for periods of up to five years with the exception of the purchase of a primary residence in which case the loan can be for a period up to fifteen years. Loans are repaid in bi-weekly installments and include interest charges. The interest rate on new loans, fixed on the first business day of the month in which the loan was requested, is based on the Prime Lending Rate (per the Wall Street Journal) plus 1%. The range of interest rates for outstanding Participant loans as of December 31, 2013 was 4.25% to 11.5% with maturities ranging from 2014 to 2028.
Each loan is adequately secured through the balance in the Participant's plan account. If a Participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the Participant in the year of default. If the Participant has an outstanding loan and takes a distribution of his or her plan benefit, the outstanding principal and interest due on the loan is included in the amount distributed to the Participant.

Investments
As of December 31, 2013, Plan Participants may direct the investment of their account in 1% increments among any of the following investment options:

Investment Option	Investment Manager
In Retirement Fund	BlackRock Institutional Trust Co.
2015 Retirement Fund	BlackRock Institutional Trust Co.
2020 Retirement Fund	BlackRock Institutional Trust Co.
2025 Retirement Fund	BlackRock Institutional Trust Co.
2030 Retirement Fund	BlackRock Institutional Trust Co.
2035 Retirement Fund	BlackRock Institutional Trust Co.
2040 Retirement Fund	BlackRock Institutional Trust Co.
2045 Retirement Fund	BlackRock Institutional Trust Co.
2050 Retirement Fund	BlackRock Institutional Trust Co.
2055 Retirement Fund	BlackRock Institutional Trust Co.
S&P 500 Index Fund	BlackRock Institutional Trust Co.
International Stock Fund	BlackRock Institutional Trust Co.
Small-Cap Core Fund	BlackRock Institutional Trust Co.
1-3 Year Government/Credit Bond Index Fund	BlackRock Institutional Trust Co.
Money Market Fund	BlackRock Institutional Trust Co.
Core Bond Fund	Pacific Investment Management Co.
Large-Cap Value Fund	Institutional Capital Management
Large-Cap Growth Fund	Sustainable Growth Advisers, LP
Celanese Stock Fund	State Street Global Advisors
A Participant may transfer all or a portion of his or her interest, in 1% increments, from one investment fund to another, subject to trading restrictions. Each of the Plan's investment options is managed for the Plan by independent investment managers who employ a specific set of investment criteria endorsed and monitored by the Investment Committee.

•	Celanese Stock Fund
The Celanese Stock Fund is a "stock bonus plan" (as defined by U.S. Treasury Regulation §1.401-1 (b)(i)(iii)) with a primary investment in common shares of Celanese Corporation. Participant holdings of Celanese Corporation common shares are limited to 20% of the Participants' total account balance under the Plan. There is a 30-day restriction on reentry into the Celanese Stock Fund after a sale of stock. State Street Global Advisors is the named fiduciary of the Celanese Stock Fund. The Trustee shall vote shares of Celanese Corporation stock in accordance with the instructions of the Participants in whose accounts the shares are held. During 2013, the Trustee purchased 37,400 shares of Celanese Corporation stock for the fund at an average price of $49.24 per share and sold 86,939 shares of Celanese Corporation stock for the fund at an average price $49.57 per share. During 2012, the Trustee purchased 73,500 shares of Celanese Corporation stock for the fund at an average price of $39.75 per share and sold 154,384 shares of Celanese Corporation stock for the fund at an average price $44.40 per share.

•	Investment Contracts
Prior to April 2013, the Plan invested in fully benefit-responsive investment contracts held in the Stable Value Fund, which were reported in the Statement of Changes in Net Assets Available for Benefits at contract value. The Statement of Net Assets Available for Benefits presented the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. In April 2013, the Plan terminated the investment option in the Stable Value Fund, including the investment contracts. All holdings in the Stable Value Fund were liquidated, and all proceeds were reinvested in the 1-3 Year Government/Credit Bond Index Fund.
The average yield of the investment contracts was 1.00% for the year ended December 31, 2012. The stabilized interest rate ("Crediting Rate") on investment contracts was 2.03% as of December 31, 2012. The Crediting Rate was provided to

Participants in the fund on a designated pool of investments held by the fund, through contracts generally referred to as a "wrapper". The contracts provided assurance that the adjustments to the interest Crediting Rate would not result in a future interest Crediting Rate that was less than zero.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP") for all periods presented.
Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value. All purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year.
Risks and Uncertainties
The assets of the Plan consist primarily of investments held at fair value. These investments are subject to market risks and are influenced by such factors as investment objectives, interest rates, stock market performance, economic conditions and world affairs. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the financial statements.
Use of Estimates
The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from Participants are measured at their unpaid principal balance. Defaulted notes receivable from Participants are reclassified as taxable distributions based on the terms of the Plan document; thus, no allowance for doubtful accounts has been recorded as of December 31, 2013 and 2012.
Payment of Benefits
Benefits are recorded when paid.

3. Investments
The Plan's investments, including investments bought and sold and held during the year, appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2013	2012
	(In $ thousands)
Fixed Income	6	89
Equities - excluding Celanese Corporation	14,600	6,297
Equities - Celanese Corporation	4,757	474
Registered investment companies	(1,275)	643
At quoted market price	18,088	7,503

Common/collective trusts	50,514	37,338
Wrapper contracts	1,893	(57)
At estimated fair value	52,407	37,281
Total net appreciation (depreciation) of investments	70,495	44,784
Investments representing 5% or more of the Plan's net assets are as follows:

	As of December 31,
	2013	2012
	(In $ thousands)
BR 1-3 Year Gov./Credit Bond Index Fund	104,879	—
BR Equity Index Fund F	69,822	49,839
BR LifePath Idx 2015 Non Lnd Fund F	30,957	29,292
BR LifePath Idx 2020 Non Lnd Fund F	40,891	36,202
BR LifePath Idx 2025 Non Lnd Fund F	40,806	31,266
BR Russell 2000 Index Fund F	32,692	—
Bank of America, contract no. 02 011	—	46,774
Natixis, contract no. 1837 01	—	46,693
State Street Bank, contract no. 102063	—	46,715
Investment Contracts

	Investments at Fair Value		Wrapper Contracts at Fair Value		Adjustment to Contract Value
	As of December 31,
	2013	2012	2013	2012	2013	2012
	(In $ thousands)
Interest-bearing cash	—	15,412	—	—	—	—
JP Morgan Intermediate Bond Fund	—	124,710	—	—	—	—
Wrapper contracts	—	—	—	60	—	(2,837)
Total	—	140,122	—	60	—	(2,837)
The fair value of the wrapper was determined by calculating the present value of excess future wrapper fees. When the replacement cost of the wrapper contracts (a re-pricing provided annually by each issuer) was greater than the wrapper fee, the difference was converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream was calculated using a swap curve yield that was based on the duration of the holding, and adjusted for the holding's credit quality rating. The replacement costs of the wrapper contracts exceeded the actual costs as of December 31, 2012. The Plan terminated the investment option in the Stable Value Fund, including the underlying wrapper contracts, in April 2013.

4. Fair Value
The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures ("FASB ASC Topic 820"), for financial assets and liabilities. FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation. Valuations for fund investments such as common/collective trusts and registered investment companies, which do not have readily determinable fair values, are typically estimated using a net asset value provided by a third party as a practical expedient.
The levels of inputs used to measure fair value are as follows:
Level 1 - unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company
Level 2 - inputs that are observable in the marketplace other than those inputs classified as Level 1
Level 3 - inputs that are unobservable in the marketplace and significant to the valuation
The Plan's investments are measured at fair value on a recurring basis and include the following items:
Common/collective trusts: Composed of various funds whose diversified portfolio is comprised of foreign and domestic equities, fixed income securities, and short-term investments. Investments are valued at the net asset value of units held by the Plan at year-end. There are currently no redemption restrictions or other significant restrictions preventing the sale of these investments. In the normal course of business these funds may enter into contracts that contain a variety of representations which provide general indemnifications. The maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds that have not yet occurred. However, the risk of loss is expected to be remote.
Corporate stock and government debt: Valued at the closing price reported on the active market in which the individual securities are traded. Automated quotes are provided by multiple pricing services and validated by the Plan custodian. These securities are traded on exchanges as well as in the over-the-counter market.
Investment contracts: Calculated based on the market values of the underlying securities. The investment contracts invested primarily in the Stable Value Fund which was valued at the net asset value of shares held by the Plan at year-end. The Stable Value Fund generally prohibited transfers directly into competing funds (money market, short-term bond and other fixed income funds). In April 2013, the Plan terminated the investment option in the Stable Value Fund.
Registered investment companies: Composed of various mutual funds and other investment companies whose diversified portfolio is comprised of foreign and domestic equities, fixed income securities and short-term investments. Investments are valued at the net asset value of units held by the Plan at year-end. There are currently no redemption restrictions or other significant restrictions preventing the sale of these investments. In the normal course of business these funds may enter into contracts that contain a variety of representations which provide general indemnifications. The maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds that have not yet occurred. However, the risk of loss is expected to be remote.
Short-term investment funds: Foreign and domestic currencies as well as short-term securities are valued at cost plus accrued interest, which approximates fair value.
Wrapper contracts: Determined by taking the difference between the actual wrap fee of the contract and the price at which an identical wrap contract would be priced under current market conditions. The change in fees was applied to the year-end book value of the contract to determine the fair value of the wrapper contract. The Plan terminated the investment option in the Stable Value Fund, including the underlying wrapper contracts, in April 2013.

The fair values of plan assets are as follows:

	Fair Value Measurement
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Total
	As of December 31,
	2013	2012	2013	2012	2013	2012
	(In $ thousands)
Investments
Common/collective trusts - US equities	—	—	102,513	72,754	102,513	72,754
Common/collective trusts - International equities	—	—	26,746	23,197	26,746	23,197
Common/collective trusts - Target date (1)	—	—	205,174	170,473	205,174	170,473
Common/collective trusts - Fixed income	—	—	104,879	—	104,879	—
Equities - US companies	78,454	66,176	—	—	78,454	66,176
Equities - International companies	8,809	8,017	—	—	8,809	8,017
Fixed income - US treasuries	—	20,391	—	—	—	20,391
Investment contracts	—	—	—	140,122	—	140,122
Registered investment companies - Fixed income	21,320	24,615	—	—	21,320	24,615
Short-term investment funds	—	—	26,067	11,818	26,067	11,818
Wrapper contracts	—	—	—	60	—	60
Total assets	108,583	119,199	465,379	418,424	573,962	537,623
______________________________

(1)
Investments allocated across 10 funds considering target retirement dates as of December 31, 2013 and 2012. Assets in each fund are allocated among US equities, international equities, fixed income and real estate securities.

5. Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. In accordance with Plan provisions, active Participants are always 100% vested in Company contributions.
6. Federal Income Taxes
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated January 7, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2010.

7. Administrative Expenses
Administrative expenses are accrued and charged against the respective funds of the Plan. Investment management fees, taxes, brokerage commissions and related fees are paid from the respective funds from which they are levied, assessed or incurred. Certain administrative expenses of the Plan may be paid by the Company. Expenses not paid by the Company are paid by the Plan.
8. Parties-in-Interest
Certain Plan investments are shares of JPMorgan Chase Company and State Street Bank & Trust Company equities. In addition, certain Plan investments are shares of short-term investment funds managed by State Street Bank & Trust Company. JPMorgan Retirement Plan Services is the record keeper and State Street Bank & Trust Company is the Trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC. The Plan also invests in the common stock of the Company as well as makes loans to Participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.
9. Reconciliation of Financial Statements to Form 5500
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	As of December 31,
	2013	2012
	(In $ thousands)
Net assets available for benefits per the financial statements	581,949	542,444
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	2,837
Accrued administrative expenses	147	(176)
Net assets available for benefits per Form 5500	582,096	545,105
A reconciliation of the net increase (decrease) in net assets per the financial statements to the Form 5500 is as follows:

	As of December 31,
	2013	2012
	(In $ thousands)
Net increase (decrease) in net assets per the financial statements	39,505	24,578
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,837)	(794)
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	2,837
Change in accrued administrative expenses	323	(119)
Net increase (decrease) in net assets per Form 5500	36,991	26,502
The reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan's financial statements.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN: 22-1862783 05MT
December 31, 2013

(A) Fund	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment			(D) Cost	(E) Current Value
		Shares/Par	Rate of Interest	Maturity
	SHORT-TERM INVESTMENT FUNDS
	BGI MONEY MARKET FD FOR EBT	23,534,444.530			**	$23,534,444.53
	BZW PRINCIPAL	1.140			**	1.14
*	STATE STREET BANK & TRUST CO	2,532,676.790	1	12/31/2030	**	2,532,676.79
	TOTAL SHORT-TERM INVESTMENT FUNDS	26,067,122.460				$26,067,122.46

	CORPORATE STOCKS - COMMON
	ACE LTD	9,950.000			**	$1,030,123.50
	AMERICAN EXPRESS CO	10,720.000			**	972,625.60
	APPLE INC	1,750.000			**	981,942.50
	AUTOMATIC DATA PROCESSING	14,800.000			**	1,195,988.00
	BANK OF AMERICA CORP	77,550.000			**	1,207,453.50
	BAXTER INTERNATIONAL INC	18,800.000			**	1,307,540.00
	BOEING CO	5,800.000			**	791,642.00
	CVS CAREMARK CORP	10,850.000			**	776,534.50
	CAPITAL ONE FINANCIAL CORP	16,100.000			**	1,233,421.00
*	CELANESE CORP SERIES A	417,012.000			**	23,064,933.72
	CERNER CORP	17,000.000			**	947,580.00
	CISCO SYSTEMS INC	34,050.000			**	764,422.50
	CITIGROUP INC	22,400.000			**	1,167,264.00
	COCA COLA CO	15,850.000			**	654,763.50
	COLGATE PALMOLIVE CO	17,374.000			**	1,132,958.54
	COVIDIEN PLC	10,600.000			**	721,860.00
	EBAY INC	24,110.000			**	1,323,397.90
	ECOLAB INC	9,370.000			**	977,009.90
	ENCANA CORP	25,400.000			**	458,470.00
	EXELON CORP	28,800.000			**	788,832.00
	EXXON MOBIL CORP	18,950.000			**	1,917,740.00
	FASTENAL CO	19,520.000			**	927,395.20
	FORD MOTOR CO	59,050.000			**	911,141.50
	GENERAL ELECTRIC CO	78,850.000			**	2,210,165.50
	GOOGLE INC	1,235.000			**	1,384,076.85
	HALLIBURTON CO	19,600.000			**	994,700.00
	HONEYWELL INTERNATIONAL INC	9,750.000			**	890,857.50
	IDEXX LABORATORIES	4,090.000			**	435,053.30
	JOHNSON + JOHNSON	6,750.000			**	618,232.50
	JOHNSON CONTROLS INC	19,600.000			**	1,005,480.00
*	JP MORGAN CHASE CO	16,350.000			**	956,148.00
	LINKEDIN CORP	2,510.000			**	544,243.30
	LOWE S COS INC	24,510.000			**	1,214,470.50
	MARATHON OIL CORP	24,000.000			**	847,200.00
	MONSANTO CO	19,020.000			**	2,216,781.00

(A) Fund	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment			(D) Cost	(E) Current Value
		Shares/Par	Rate of Interest	Maturity
	MOSAIC CO	8,850.000			**	418,339.50
	NATIONAL OILWELL VARCO INC	11,850.000			**	942,430.50
	NETAPP	13,250.000			**	545,105.00
	NOVARTIS AG	6,750.000			**	542,565.00
	NOVO NORDISK	3,010.000			**	556,127.60
	ORACLE CORP	27,200.000			**	1,040,672.00
	PERRIGO CO	7,200.000			**	1,104,912.00
	PFIZER INC	73,450.000			**	2,249,773.50
	PNC FINANCIAL SERVICES GROUP	15,950.000			**	1,237,401.00
	PRAXAIR INC	6,970.000			**	906,309.10
	QUALCOMM INC	14,290.000			**	1,061,032.50
	REGENERON PHARMACEUTICALS	948.000			**	260,927.52
	SALESFORCE.COM INC	11,350.000			**	626,406.50
	SANOFI	17,118.000			**	918,038.34
	SAP	9,240.000			**	805,173.60
	SCHLUMBERGER LTD	11,350.000			**	1,022,748.50
	SOUTHWESTERN ENERGY CO	15,600.000			**	613,548.00
	STARBUCKS CORP	11,280.000			**	884,239.20
	STARWOOD HOTELS AND RESORTS	12,090.000			**	960,550.50
*	STATE STREET CORP	15,530.000			**	1,139,746.70
	SYMANTEC	21,000.000			**	495,180.00
	TEXAS INSTRUMENTS INC	25,800.000			**	1,132,878.00
	TIFFANY AND CO	6,450.000			**	598,431.00
	TIME WARNER INC	21,938.000			**	1,529,517.36
	UNITEDHEALTH GROUP INC	12,500.000			**	941,250.00
	VIACOM INC	13,250.000			**	1,157,255.00
	VISA INC	5,490.000			**	1,222,513.20
	VODAFONE GROUP	41,950.000			**	1,649,054.50
	WALT DISNEY CO	12,250.000			**	935,900.00
	YUM BRANDS INC	15,770.000			**	1,192,369.70
	TOTAL CORPORATE STOCKS-COMMON	1,581,745.000				$87,262,843.13

	COMMON/COLLECTIVE TRUSTS
	BR 1-3 YEAR GOV/CREDIT BD IDX	10,166,300.503			**	$104,878,605.88
	BLACKROCK ACWI CLASS X	2,073,025.301			**	26,745,550.53
	BR EQUITY INDEX FUND F	2,201,082.684			**	69,821,571.72
	BR LIFEPATH IDX RTRMNT NON LND F	1,660,974.913			**	26,618,119.57
	BR LIFEPATH IDX 2015 NON LND F	1,819,802.439			**	30,957,205.23
	BR LIFEPATH IDX 2020 NON LND F	2,265,794.773			**	40,890,571.69
	BR LIFEPATH IDX 2025 NON LND F	2,145,558.034			**	40,805,724.58
	BR LIFEPATH IDX 2030 NON LND F	1,344,201.867			**	26,659,690.05
	BR LIFEPATH IDX 2035 NON LND F	794,545.257			**	16,386,542.47
	BR LIFEPATH IDX 2040 NON LND F	423,090.718			**	9,035,736.92
	BR LIFEPATH IDX 2045 NON LND F	342,429.685			**	7,568,483.63
	BR LIFEPATH IDX 2050 NON LND F	252,146.452			**	5,748,460.03
	BR LIFEPATH IDX 2055 NON LND F	30,615.135			**	504,317.00
	BR RUSSELL 2000 INDEX FUND F	992,943.401			**	32,691,867.12
	TOTAL COMMON/COLLECTIVE TRUSTS	26,512,511.162				$439,312,446.42

(A) Fund	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment			(D) Cost	(E) Current Value
		Shares/Par	Rate of Interest	Maturity
	REGISTERED INVESTMENT COMPANIES
	PIMCO TOTAL RETURN FUND	1,994,348.424			**	21,319,584.65
	TOTAL REGISTERED INVESTMENT COMPANIES	1,994,348.424				$21,319,584.65

	LOANS TO PARTICIPANTS - OTHER
*	LOANS TO PARTICIPANTS	8,603,192.320	4.25 to 11.50	Various maturity dates	—	$8,603,192.32
	TOTAL LOANS TO PARTICIPANTS - OTHER	8,603,192.320				$8,603,192.32
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES	64,758,919.366				$582,565,188.98
______________________________
*    Party-in-interest as defined by ERISA.
**    Cost information is not required for participant-directed investments and therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Celanese Americas Retirement Savings Plan
By:	/s/ CHRISTOPHER W. JENSEN
Christopher W. Jensen
Senior Vice President, Finance, Celanese Corporation
President, Celanese Americas LLC

Date: June 27, 2014

INDEX TO EXHIBITS

Exhibits will be furnished upon request for a nominal fee, limited to reasonable expenses.
Exhibit Number                    Description

23.1*	Consent of Independent Registered Public Accounting Firm of Celanese Americas Retirement Savings Plan, Whitely Penn LLP.
*     Filed herewith.